1700 K Street, NW, Fifth Floor Washington, D.C. 20006-3817 PHONE 202.973.8800 FAX 202.973.8899 www.wsgr.com

December 21, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Stephen Krikorian, Accounting Branch Chief, Office of Information Technologies and Services
Maryse Mills-Apenteng, Special Counsel
Ivan Griswold, Staff Attorney
Morgan Youngwood, Staff Attorney

Re:	comScore, Inc.
Form 10-K for Fiscal Year Ended December 31, 2014, as amended
Filed February 20, 2015 and April 24, 2015
Form 10-Q for the Quarterly Period Ended September 30, 2015
Filed November 6, 2015
File No. 1-33520

Ladies and Gentlemen:

On behalf of our client, comScore, Inc. (the “Company”), we hereby submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 18, 2015 (the “Staff Letter”) relating to the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2014 and amendment no. 1 to the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2014 filed with the Commission on February 20, 2015 and April 24, 2015, respectively, and the Company’s quarterly report on Form 10-Q for the period ended September 30, 2015 (File No. 001-33520).

In this letter, we have recited the comments from the Staff Letter in bold and italicized type and have followed each comment with the Company’s response. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

AUSTIN     BEIJING     BRUSSELS     HONG KONG     LOS ANGELES     NEW YORK     PALO ALTO     SAN DIEGO

SAN FRANCISCO     SEATTLE     SHANGHAI     WASHINGTON, DC     WILMINGTON, DE

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December 21, 2015

Form 10-Q for the Quarterly Period Ended September 30, 2015

Consolidated Financial Statements

Note 3 – Business Combinations, page 13

1.	We note your response to prior comment 7. Please describe how you considered the guidance in ASC 805-10-25-20 to 25-22. Specifically, clarify how WPP will benefit from this Alliance. Explain how you satisfied each of the criteria in ASC 805-10-55-18 in concluding that the Strategic Alliance should not be included as part of the business combination. Tell us your consideration of providing enhanced disclosures to discuss the estimates and assumptions used to test the Strategic Alliance for impairment including your evaluation of new services that originate from the Alliance. This disclosure might include a discussion of the degree of uncertainty associated with the key assumptions. Your disclosures should describe circumstances or potential events that might reasonably be expected to negatively affect the key assumptions. In addition, please provide the amount of revenues generated to date directly from the Strategic Alliance Agreement.

RESPONSE TO COMMENT 1:

The Company respectfully submits that it considered the Strategic Alliance Agreement dated April 1, 2015 (the “Strategic Alliance Agreement”) with WPP Group USA, Inc. and its affiliates (“WPP”) to be separate and apart from the business combination with the internet audience measurement businesses of companies in Norway, Sweden and Finland acquired from WPP (the “Nordic IAM Business”). The Company acknowledges that the transactions to enter into the Strategic Alliance Agreement and acquire the Nordic IAM Businesses occurred concurrently as part of an overall agreement.

Background of the Strategic Alliance Agreement and Acquisition of the Nordic IAM Business

The Nordic IAM Business was a small existing operating business with customers and products that is now being operated by the Company instead of WPP and is focused on a narrow set of products and geographies. The Nordic IAM Business only involved approximately 20 employees based strictly in Northern Europe, and the trailing twelve month revenue generated from the Nordic IAM Business at the time of acquisition amounted to approximately 2% of the

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December 21, 2015

Company’s consolidated revenue1. Conversely, the Strategic Alliance Agreement was an agreement to jointly develop, market and sell new products on an exclusive basis with WPP in nearly all countries outside the United States. The Strategic Alliance Agreement does not relate to the Nordic IAM Business and did not represent an assumed arrangement as part of the acquisition of the Nordic IAM Business. Rather, the Strategic Alliance Agreement represented a contemporaneous collaboration arrangement between WPP and the Company, as discussed further below.

For example, the Strategic Alliance Agreement and the Nordic IAM Business relate to vastly different product lines and capabilities. The Company was able to continue the existing business from the Nordic IAM Business immediately upon acquisition. In contrast, the Strategic Alliance Agreement pertains to new efforts for collaboration between the Company and WPP to develop new products intended to measure audience across multiple media sources (commonly referred to as cross-media products or solutions), including at a minimum internet and television. Under the Strategic Alliance Agreement, the Company and WPP are building new capabilities for both parties that did not previously exist prior to that agreement. The focus of the Strategic Alliance Agreement is to create cross-media products that provide measurement across multiple media platforms (e.g., television, internet, mobile, tablet, etc.) in a way that explains the overlaps between the audiences of television viewers, internet users and other media platform users – or the lack of overlap. Achieving this requires a complex integration of a variety of data sources including multi-dimensional statistical and research work that the Company does not believe has been successfully attempted outside of the United States.

In addition, the two transactions address vastly different geographic markets. The Nordic IAM Business is limited to capabilities primarily in Norway, Sweden and Finland with some limited geographic reach in Europe. In contrast, the Strategic Alliance Agreement addresses nearly all markets outside the United States. The Strategic Alliance Agreement provided WPP with access to the Company’s internet measurement capabilities outside the United States, a capability that was largely limited in WPP’s existing portfolio. The Company gained access to WPP’s television measurement capabilities worldwide (excluding the United States), a capability that the Company did not previously have. The Company is currently focusing its initial efforts under the Strategic Alliance Agreement on the Spanish and Indonesian markets, which are completely unrelated to the geographies covered by the Nordic IAM Business.

[1]	As indicated in the Company’s response dated December 3, 2015 to comment 7 of the Staff’s letter dated November 25, 2015, the Nordic IAM Business would also not be deemed significant pursuant to the formal measures proscribed by Instruction 4 to Item 2.01 of Form 8-K.

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December 21, 2015

Furthermore, the Nordic IAM Business and the Strategic Alliance Agreement involve different personnel from the parties. The employees responsible for daily operation of the Nordic IAM Business are separate from the employees responsible for the initiatives under the Strategic Alliance Agreement.

Determination of Nordics IAM Business- Consideration of ASC 805-10-25-20 through -25-22

Once the Company determined it had obtained control of the Nordics IAM Business, it then evaluated whether any part of the transaction must be accounted for separately (i.e., not part of what is included in the exchange for the business combination). In accordance with Accounting Standards Codification (“ASC”) 805-20-25-3, to qualify for recognition as part of applying the acquisition method, the identifiable assets acquired and liabilities assumed must be part of what the acquirer and the acquiree (or its former owners) exchanged in the business combination transaction rather than the result of separate transactions.

The Company supplementally advises the Staff that it carefully considered the provisions of ASC 805-10-25-20 through 25-22 in the course of determining which assets acquired or liabilities assumed were part of the exchange for the acquiree and which, if any, were the result of separate transactions to be accounted for in accordance with their nature and the applicable GAAP. Based on these considerations, the Company concluded that the Strategic Alliance Agreement was not part of the exchange for the Nordic IAM Business. The Company and WPP mutually entered into the Strategic Alliance Agreement to allow the parties to work in conjunction with one another on sales of products that did not exist at the time of purchase and were not part of the Nordic IAM Business assets acquired and liabilities assumed.

In consideration of ASC 805-10-25-20 and 805-10-25-21, the Company noted that only the consideration transferred for the assets acquired and liabilities assumed should be included in applying the acquisition method of accounting and that transactions entered into primarily for the benefit of the acquirer are likely to be separate transactions. In addition, though the examples of separate transactions included in 805-10-25-21b and 805-10-25-21c are not present in the Company’s transaction, the Company did carefully consider the criterion in 805-10-25-21as the Company had a relationship with WPP prior to the transaction.

Although the Company had a preexisting relationship with WPP prior to entering into these transactions, that relationship was unrelated to these transactions. As participants in the media and communications industry, WPP and the Company have had a series of ordinary course commercial relationships with WPP as one of thousands of customers of the Company’s standard commercial products. Since December 2005, the Company has been providing a range of products and services, including comScore’s syndicated services, marketing solutions, and

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custom survey work, to WPP pursuant to a Master Services Agreement. Also, the Company has entered into other service agreements with WPP for the purchase of comScore’s products and services outside of the United States. In the year ended December 31, 2014, WPP and its affiliates’ purchases of the Company’s products and services totaled over $7,500,0002. Notably, the purchases made of the Company’s products and services were across a myriad of WPP’s subsidiary companies, and often done at the behest of their clients, and these purchases were not in any way linked to the Nordic IAM business, nor were any discussions focused on the Strategic Alliance.

Determination of Nordics IAM Business- Consideration of ASC 805-10-55-18

The Company supplementally advises the Staff that it also carefully considered the factors in ASC 805-10-55-18 in the course of its determination that the Strategic Alliance Agreement was a transaction separate from the acquisition of the Nordic IAM Business. This evaluation involved judgment because, as noted in ASC 805-10-55-18 , the factors in the codification are neither mutually exclusive nor individually conclusive, to determine whether a transaction is part of the exchange or whether the transaction is deemed to be separate from the business combination. The Company carefully considered the reasons for the transactions, which parties initiated the various transactions, and the timing of the transactions.

In considering the factor in 805-10-55-18a regarding the reasons for the transaction, the Company supplementally advises the Staff that its primary reason for entering into the Strategic Alliance Agreement was to collaborate with WPP on developing additional strategic capability for cross-media measurement outside the United Sates presenting an opportunity for both the Company and WPP to gain additional reach from its product lines. By contrast, the reason for the acquisition of the Nordic IAM Business was to obtain additional internet measurement capability in northern Europe for the Company. The reasons for the transactions are clearly separate and unrelated.

In considering the factors in 805-10-55-18b and 805-10-55-18c, the Company acknowledges the concurrent nature of the transactions and that both the Company and WPP had active roles in the formation of the Strategic Alliance Agreement. Although the transactions were executed together, the transactions were not negotiated over the same timeframe. While the Company and WPP were negotiating the Strategic Alliance Agreement, WPP initiated discussions regarding the Company’s acquisition of the Nordic IAM Business. Notably, the

[2]

The Company acknowledges that since WPP acquired a large but non-controlling position in the Company beginning with the closing of the Strategic Alliance Agreement, WPP could be deemed a related party for the purposes of its financial statements or pursuant to Item 404 of Regulation S-K and intends to provide appropriate additional disclosure as to that relationship in its periodic reports and proxy statements accordingly.

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initiation of the discussions regarding the Nordic IAM Business occurred after significant discussions related to the Strategic Alliance Agreement. Furthermore, the negotiation of the Strategic Alliance Agreement and the transaction for the sale of the Nordic IAM Business were negotiated with separate teams within each of the parties. Although key management of each party was involved in the negotiations of both transactions, the two transactions involved such different elements that the negotiating teams, including outside counsel, were largely separate.

In making the overall judgment that the Strategic Alliance Agreement was separate from the business combination, the Company considered that the Strategic Alliance Agreement is expected to provide substantial benefit to the Company. The agreement was not related to or designed to benefit the Nordic IAM Business nor was it arranged to primarily benefit WPP. The Company notes that, similar to the United States, the commercial value of television data is significantly higher and the variety of television measurement sources are much less readily available than internet data and measurement, given the more established nature of the television measurement market in many jurisdiction outside of the United States. There are a number of markets outside of the United States where WPP represents the primary and or only supplier of television measurement, while in most markets outside of the United States, there are a number of alternative providers of internet data suppliers. Because of this marketplace dynamic, the Company believes that it is afforded a stronger benefit from entry into the Strategic Alliance Agreement than the benefit afforded to WPP. In addition to the benefits to the Company, the Company expects WPP will enjoy benefits from this agreement and notes that at the time of the transaction WPP made a widely-circulated public announcement regarding the entry into the Strategic Alliance Agreement and the strategic benefits thereof.

As noted in the preceding, the Company considered the reasons for each of the transactions and if they were related other than due to the proximate timing of the transactions. When considering the factors under ASC 805, the Company concluded the Strategic Alliance Agreement is distinct and separate from the business combination since the Strategic Alliance Agreement was negotiated and executed separately, has separate economic substance, significantly benefits the Company, and the Strategic Alliance Agreement did not exist within nor was it related to the underlying Nordic IAM Business.

Consideration of Disclosure Regarding Impairment

The Company supplementally advises the Staff that it will include enhanced disclosures to both the Summary of Significant Accounting Policies and Goodwill and Intangible Assets footnotes in the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 to discuss the estimates and assumptions used to test the Strategic Alliance Agreement for impairment including the Company’s evaluation of new services that originate from the Strategic

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Alliance Agreement as appropriate, and will include similar disclosures as appropriate and material to the disclosure of Critical Accounting Policies and Estimates included in the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Company’s Annual Report on Form 10-K for the year ended December 31, 2015. In addition, if material, the Company will consider including similar enhanced disclosures in its Risk Factor disclosures concerning the intangible assets.

The Company advises the Staff that its current disclosures clarify that the Company is required to test intangible assets with definite lives, annually and on an interim basis if an event occurs or there is a change in circumstances that would more likely than not reduce the fair value of the intangible assets below their carrying value. The Company expects to include additional disclosure indicating that its impairment analysis as to the Strategic Alliance Agreement in particular is sensitive to changes in the key assumptions used in our analysis, such as the expected future cash flows of the Strategic Alliance Agreement. As circumstances for operations related to the Strategic Alliance Agreement materially change, the Company will update its key valuation assumptions. Inherent in these key valuation assumptions are uncertainties concerning the successful completion of products and service offerings generated from the Strategic Alliance Agreement as well as successful penetration into geographic markets initially contemplated in the valuation of the Strategic Alliance.

The Strategic Alliance Agreement is currently still at a product-development stage and continues according to the schedule as the parties had hoped at the onset of the agreement. No products have completed development as yet, and thus no revenue has been recorded from products developed under the Strategic Alliance Agreement.

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U.S. Securities and Exchange Commission

December 21, 2015

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Please direct your questions or comments regarding this letter to the undersigned at (202) 973-8823 or Robert Day at (650) 320-4622. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI, PROFESSIONAL CORPORATION

/s/ Michael Labriola

Michael C. Labriola

cc:	Serge Matta, comScore, Inc.
Melvin Wesley III, comScore, Inc.
Christiana L. Lin, comScore, Inc.
Robert G. Day, Wilson Sonsini Goodrich & Rosati, P.C.